

07004825

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SEC MAIL PROCESSING
RECEIVED
MAR - 1 2007
WASH. D.C.
213
SECTION

OMB APPROVAL
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SEC FILE NUMBER
8-50935

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

W.R. Hambrecht + Co., LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

539 Bryant Street
(No. and Street)

San Francisco (City) — California (State) — 94107-1237 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jonathan T. Fayman — 415-551-8642 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

50 Fremont Street (Address) — San Francisco (City) — California (State) — 94105-2230 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 04 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Jonathan T. Fayman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of W.R. Hambrecht + Co., LLC, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None



Signature

Financial and Operations Principal

Title



Notary Public


MARGUERITE CULLEN RANUCCI
Commission # 1446838
Notary Public - California
San Francisco County
My Comm. Expires Nov 19, 2007

W.R. HAMBRECHT + CO., LLC

TABLE OF CONTENTS

This report** contains (check all applicable boxes):

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)


SEC MAIL PROCESSING
RECEIVED
MAR - 1 2007
WASH, D.C.
213
SECTION

W.R. Hambrecht + Co., LLC

(SEC ID. No. 8-50935)

Consolidated Statement of Financial Condition as of December 31, 2006, Independent Auditors' Report, and Supplemental Report on Internal Control

PUBLIC DOCUMENT

Filed pursuant to Rule 17a-5(e)(3) as a **PUBLIC DOCUMENT**.



Deloitte & Touche LLP
50 Fremont Street
San Francisco, CA 94105-2230
USA

Tel: +1 415 783 4000
Fax: +1 415 783 4329
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Member of
W.R. Hambrecht + Co., LLC:

We have audited the accompanying consolidated statement of financial condition of W.R. Hambrecht + Co., LLC (the "Company") as of December 31, 2006, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Company at December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated statement of financial condition has been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated statement of financial condition, the Company has suffered recurring losses from operations that raise substantial doubt about its ability to continue as a going concern. Management's plans concerning these matters are also described in Note 2. The consolidated statement of financial condition does not include any adjustments that might result from the outcome of this uncertainty.

As discussed in Note 3 to the consolidated statement of financial condition, effective January 1, 2006 the Company adopted Emerging Issues Task Force Issue No. 04-5, *Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights.*

Deloitte + Touche LLP

February 26, 2007

W.R. HAMBRECHT + CO., LLC

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2006

ASSETS	
CASH AND CASH EQUIVALENTS	$ 3,372,612
RECEIVABLE FROM BROKER-DEALERS AND CLEARING ORGANIZATION	2,152,906
MARKETABLE TRADING SECURITIES—At market value	385,845
LONG-TERM INVESTMENTS	10,665,100
FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS—Net of accumulated depreciation and amortization of $7,134,202	1,042,044
PREPAID EXPENSES AND OTHER ASSETS	3,673,235
TOTAL	$21,291,742
LIABILITIES AND MEMBER'S EQUITY	
ACCOUNTS PAYABLE AND ACCRUED LIABILITIES	$ 1,488,880
PAYABLE TO BROKER-DEALERS	72,962
COMPENSATION AND BENEFITS PAYABLE	2,613,776
	4,175,618
SUBORDINATED BORROWINGS (Note 6)	6,000,000
MINORITY INTEREST	6,469,292
COMMITMENTS AND CONTINGENCIES (Note 7)	
MEMBER'S EQUITY	4,646,832
TOTAL	$21,291,742

See notes to consolidated statement of financial condition.

1. OWNERSHIP STRUCTURE

W.R. Hambrecht + Co., LLC (the "Company") is a registered securities broker-dealer that is incorporated in the state of Delaware as a Delaware limited liability company. The Company is organized for the purpose of conducting a general stock brokerage and investment banking business. The Company is headquartered in San Francisco, California and is wholly-owned by W.R. Hambrecht + Co., Inc. (the "Parent"). The accompanying consolidated statement of financial condition includes several limited liability companies that invest in private companies.

2. MANAGEMENT'S PLAN

The Company has a history of operating losses and negative cash flows from operations and the attainment of profitable operations is dependent upon future events, including increasing the Company's customer base, implementing and successfully executing its business and marketing plan, and retaining quality personnel. The Company is also highly dependent upon increased levels of activity in the capital markets, particularly initial public offerings, follow-on offerings, and corporate merger and acquisition transactions. This may translate into the Company's ability to complete such revenue-generating transactions for its customers and/or achieve liquidity for some of its venture investments. Negative developments in any of these areas could have a material adverse effect on the Company's business, operations, financial condition, and net capital.

It is the Company's belief that the positive U.S. capital market trends of 2006 will continue in 2007, thus providing an opportunity to increase revenue generation and achieve sustainable profitability. The Company believes that it has ample access to capital resources to successfully operate its business plan in 2007. If necessary, the Company may seek to sell additional debt or equity securities or enter into new credit facilities to meet its cash and/or net capital needs. The Company cannot make assurances that it will be able to complete any financing or liquidity transaction, that such financing or liquidity transaction will be adequate for the Company's needs, or that a financing or liquidity transaction will be completed in a timely manner.

The factors discussed above create substantial doubt about the Company's ability to continue as a going concern and an uncertainty as to the recoverability and classification of recorded asset amounts and the amount and classification of liabilities. The accompanying consolidated statement of financial condition does not include any adjustments relating to the recovery and classification of asset carrying amounts or the amount and classification of liabilities that might result should the Company be unable to continue as a going concern or meet its net capital requirements.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated statement of financial condition. Actual results could differ from those estimates.

Cash and Cash Equivalents—Cash and cash equivalents consist of cash on hand, demand deposits and short-term investments with original maturities of three months or less. There are no withdrawal restrictions on cash and cash equivalents.

Marketable Trading Securities—Marketable trading securities are reported at prevailing market prices.

Long-Term Investments—The Company's long-term investments include marketable equity securities, non-marketable securities, notes receivable and a joint venture.

Marketable equity securities are reported at prevailing market prices at December 31, 2006. For those marketable equity securities that the Company holds more than 14 days' worth of trading volume, the Company deducts a 20% discount from the total market value of the investment. Non-marketable securities are not registered for public sale or carry restrictions on sale, and are reported at estimated fair value as determined by management. The notes receivable are accounted for at estimated fair value as determined by management. The notes are convertible into common stock of a privately held company. See related party Note 8 for further detail on these notes. Factors considered by management in valuing non-marketable investments and notes receivable include the type of investment, purchase cost, restriction on disposition, relative volume owned versus market averages, subsequent purchases of the same or similar investments by other investors, and current financial and operating results of investee entities. However, because of the inherent uncertainty of valuation, management's estimate of fair value may differ significantly from the values that would have been used had a ready market existed for the securities and the differences could be material.

The investment in joint venture is accounted for under the equity method of accounting. Under this method, the Company's investment in the joint venture is recorded at cost and adjusted by the Company's share of the contributions, distributions and undistributed earnings or losses of the joint venture.

On January 1, 2006 the Company adopted the Emerging Issues Task Force (the "EITF") Issue No. 04-5, *Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights*. EITF 04-5 applies to entities in which the investor is the managing member of a limited liability company. EITF 04-5 requires the managing member to consolidate the limited liability company unless it overcomes the presumption of control. The managing member may overcome this presumption and not consolidate the limited liability company if the non-managing members have: (a) the ability to liquidate the limited liability company or otherwise remove the managing member through substantive "kick-out rights" that can be exercised without having to demonstrate cause; or (b) substantive participating rights in managing the limited liability company. The Company is currently the managing member in eight limited liability companies that invest in private companies. As the Company was not able to overcome the presumption of control, the Company adopted EITF 04-5 on January 1, 2006 and consolidated $8,784,834 representing the non-managing members' interests in these limited liability companies. This amount was recorded as an increase in long-term investments and a corresponding minority interest on the Company's consolidated statement of financial condition.

Furniture, Equipment and Leasehold Improvements—Furniture, equipment and leasehold improvements are recorded at cost, less accumulated depreciation and amortization. Depreciation is computed using an accelerated depreciation method. The estimated useful lives for the computation of depreciation are:

Software and computer equipment	3 years
Office equipment, excluding computer equipment	5 years
Furniture	7 years

Amortization of leasehold improvements is computed using the straight-line method over the shorter of the lease term or the estimated useful lives of the improvements.

Income Taxes—The Company is a single-member LLC and as such is considered a division of the Parent for federal and most state income tax reporting purposes. Accordingly, the Parent allocates income tax expense (benefit) to the Company as if it were a separate tax-paying entity. Therefore, the income tax consequences related to the Company's operations are reflected in its consolidated financial statements. The Company is only liable for taxes on its proportionate share of income earned by the limited liability companies.

The Company accounts for income taxes based on the asset and liability method. Under this method of accounting, the Company recognizes taxes payable or refundable in the current year and deferred tax liabilities and assets for future consequences of events that have been recognized in the Company's financial statements or tax returns.

Stock Based Compensation—The Company's employees participate in the Parent's stock plans, which are more fully described in Note 11. On January 1, 2006, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 123 (revised 2004) (SFAS 123R), *Share-Based Payment*. SFAS 123R replaces SFAS No. 123, *Accounting for Stock-Based Compensation*, and supersedes APB Opinion No. 25, *Accounting for Stock Issued to Employees*. SFAS 123R requires compensation expense related to share-based payment transactions, measured as the fair value at the grant date, to be recognized in the financial statements over the period that an employee provides service in exchange for the award. The adoption of this statement did not have an impact on the Company's consolidated statement of financial condition. The Company accounts for restricted stock granted to employees under the Parent's plan by recognizing compensation expense on a straight-line basis over the vesting period of the restricted stock grant.

Recent Accounting Pronouncements—In May 2005, the Financial Accounting Standards Board (FASB) issued SFAS No. 154, *Accounting Changes and Error Corrections*. SFAS No. 154 replaces APB No. 20, *Accounting Changes* and SFAS No. 3, *Reporting Accounting Changes in Interim Financial Statements* and establishes retrospective application as the required method for reporting a change in accounting principle. SFAS No. 154 provides guidance for determining whether retrospective application of a change in accounting principle is impracticable and for reporting a change when retrospective application is impracticable. The reporting of a correction of an error by restating previously issued financial statements is also addressed. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The adoption of SFAS No. 154 did not have any impact on the Company's consolidated statement of financial condition.

In July 2006, the FASB released FASB Interpretation No. 48 *Accounting for Uncertainty in Income Taxes* — an interpretation of FASB Statement 109 (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in financial statements.

FIN 48 requires the evaluation of tax positions taken in the course of preparing tax returns to determine whether tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax benefits of positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. At this time, the Company's management is evaluating the implications of FIN 48 and its impact in the consolidated statement of financial condition has not yet been determined.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements*. This standard establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurements. SFAS No. 157 applies to fair value measurements already required or permitted by existing standards. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The changes to current generally accepted accounting principles from the application of this Statement relate to the definition of fair value, the methods used to measure fair value, and the expanded disclosures about fair value measurements. The Company does not believe the adoption of SFAS No. 157 will have a material impact the consolidated statement of financial condition amounts, however, additional disclosures may be required about the inputs used to develop the measurements and the effect of certain of the measurements on changes in assets and liabilities for the period.

4. LONG-TERM INVESTMENTS

The Company's long-term investments are valued in accordance with the procedures set forth in Note 3. At December 31, 2006, the Company's long term investments consist of the following:

Marketable equity securities	$ 857,886
Non-marketable securities	8,290,415
Notes receivable	1,477,731
Joint venture	39,068
Total long-term investments	$ 10,665,100

The cost of the Company's long-term investments at December 31, 2006 was $22,309,772. Included in the $8,290,415 of non-marketable securities is $6,469,292 in fair value and $18,856,172 as cost representing the non-managing member's interest in limited liability companies as a result of adoption of EITF 04-5 discussed in Note 3.

5. FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Summary of furniture, equipment and leasehold improvements as of December 31, 2006, is as follows:

Furniture	$ 757,164
Equipment	6,419,837
Leasehold improvements	999,245
Total	8,176,246
Less accumulated depreciation and amortization	(7,134,202)
Furniture, equipment and leasehold improvements—net	$ 1,042,044

6. SUBORDINATED BORROWINGS

The Company has a subordinated revolving loan agreement with the Bank of New York. Borrowings under the agreement bear interest at an adjusted LIBOR rate plus 2% per annum during the first 21 calendar days such loan is outstanding, and at an adjusted LIBOR rate plus 4% thereafter. Interest is due and payable on a monthly basis. Any outstanding balance can be repaid at any time without being subject to a pre-payment penalty.

The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Mr. William R. Hambrecht, the Company's co-CEO and shareholder of the Parent, provided a personal guarantee with each of the Company's subordinated loan borrowings.

7. COMMITMENTS AND CONTINGENCIES

At December 31, 2006, the Company was obligated under long-term, non-cancelable operating leases for office facilities, parking facilities, and equipment, which require the following minimum annual payments:

Years Ending December 31	
2007	$ 1,606,427
2008	564,630
2009	502,436
2010	439,885
2011 and thereafter	313,520
Total	$ 3,426,898

Certain leases contain renewal options and escalation clauses.

In 2004, the Company committed $125,000 to Webster Capital Founders' Fund, L.P., a venture capital fund company (the "Fund"). At December 31, 2006, the Company had outstanding commitments of $28,210 which can be called by the Fund at any time.

The Company is currently involved in various legal and regulatory matters arising from its investment banking and securities activities. The Company has recorded a reserve for estimated settlements of two matters with the NASD totaling $134,829 which are reflected in accounts payable and accrued liabilities. Although the outcome of other matters can not be ascertained at this time, it is the opinion of management, based on discussions with legal counsel, that the resolution of these matters will not in the aggregate have a material adverse affect upon the Company's consolidated financial position.

8. RELATED PARTY TRANSACTIONS

Some employees of the Company have provided financial services for The Hambrecht 1980 Revocable Trust (the "Trust") and its affiliates for which the Trust reimburses the Company for these services.

The Company has utilized Decision Economics, an independent financial and research firm, to provide various research services since 1998. The Company holds an adjustable rate senior subordinated convertible note in Decision Economics with a fair value of $1,477,731. Interest receivable of $34,385 is reflected in other assets in the consolidated statement of financial condition.

The Company had a lease agreement with Fidelity Corporate Real Estate, an affiliate of two of the Parent's shareholders, for office space in Boston. The lease expired in 2006.

The Company entered into an expense sharing agreement with the Parent's wholly owned subsidiary WR Hambrecht + Co. Asset Management, LLC. Charges the Company allocates on a monthly basis are based on direct expenses, square footage of office and headcount. Management believes that, in general, specific identification of certain of these expenses is not practicable, and the methods used to allocate the expenses are reasonable. Certain operating expenditures totaling $881,866 that remain to be settled are reflected in the consolidated statement of financial condition as other assets.

The Company rents an apartment in New York City. The apartment is used by Company employees traveling to New York on business. The signed lease is under the name Mr. William R. Hambrecht.

9. INCOME TAXES

The deferred income tax asset as of December 31, 2006 is composed of the following:

Net unrealized gain on long-term investments	$ (302,376)
Operating loss carryforwards	42,546,338
Other deferred assets	499,780
Total deferred income tax	42,743,742
Valuation allowance	(42,743,742)
Net deferred income tax asset	$ -

In 2006, a net valuation allowance of $42,743,742 has been recorded, which eliminates the net deferred tax assets at December 31, 2006. The Company has a federal net operating loss carryforward of $121,560,967 and a California net operating loss carryforward of $87,481,908. These loss carryforwards will begin to expire beginning in 2019 and 2007 for federal and California tax purposes, respectively.

10. NET CAPITAL REQUIREMENT

The Company is subject to the Uniform Net Capital Rule 15c3-1 (the Rule) adopted by the Securities and Exchange Commission (SEC) and administered by the NASD Regulation, Inc., which requires the Company to maintain minimum net capital as defined by the Rule and a ratio of aggregate indebtedness to net capital, as defined, not in excess of 15 to 1. The relationship of aggregate indebtedness to net capital changes from day to day. At December 31, 2006, the Company's net capital was $1,827,495, its ratio of aggregate indebtedness to net capital was 2.27 to 1, and its net capital was $1,327,995 in excess of the required minimum net capital. For purposes of the computation of net capital, the Company is not required to include $6,469,292 of long-term investments and related minority interests related to limited liability companies that are included in the Company's consolidated statement of financial condition, as the Company has not guaranteed, endorsed or assumed the obligations of the limited liability companies. The Company is exempt from the requirements of Rule 15c3-3, as adopted by the SEC.

11. STOCK PLANS

The Company's employees participate in the Parent's 1999 and 2000 Equity Incentive Plans and 2000 Non-Employee Directors Plan (collectively, the "Plans") for the benefit of employees, consultants and directors. The Plans provide for the direct award or sale of Series D common stock in the form of restricted stock and for the grant of options to purchase shares of Series D common stock of the Parent. The total number of shares of Series D common stock authorized for the Plans is 469,163 for the 1999 Plan and 11,872,836 for the 2000 Plans. The remaining 57,901 shares of Series D common stock authorized under the Parent's charter have not been allocated to either plan.

The Parent adopted a Restricted Stock Program in 2004. Restricted stock grants issued to eligible employees vest over four years with 25% vesting on the first anniversary of grant date and the rest ratably over the following 36 months. Restricted stock grants issued to non-employee directors vest 100% on the grant date.

As of December 31, 2006, there were an aggregate of 10,546,728 shares outstanding of the Parent's restricted stock.

At December 31, 2006, there were options outstanding to purchase 75,000 shares of the Parent's Series D common stock at an exercise price of $0.50 and with a remaining contractual life of 6.6 years. The 75,000 options outstanding at December 31, 2006, represent a single grant to one non-employee in 2003 which fully vested on the date of grant.

12. 401(K) SAVINGS PLAN

The Company maintains a 401(k) Savings Plan (the "Plan") for substantially all employees. Subject to Internal Revenue Service limitations for 2006, participants may contribute up to 60% of their salaries on a pretax basis as defined in the Plan. However, total contributions may not exceed 20% of their salaries. The Company may make discretionary matching contributions and/or profit-sharing contributions to the Plan. No such matching or profit-sharing contributions were made in 2006.

13. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET CREDIT RISK AND CONCENTRATIONS OF CREDIT RISK

As a securities broker-dealer, the Company's transactions are executed on behalf of its customers. The Company introduces these transactions for clearance on a fully-disclosed basis. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to non-performance by its customers. The Company seeks to control the risk associated with non-performance by reviewing information it receives from its clearing broker on a daily basis and reserving for doubtful accounts when necessary. Therefore, management believes that the potential for the Company to make payments under these customer transactions is remote. Accordingly, no additional liability has been recognized for these transactions.

During the normal course of business the Company may sell securities which it has not yet purchased, which represent obligations of the Company to deliver the specified security at a contracted price, thereby creating a liability to purchase the security in a market at prevailing prices. Such transactions result in off-balance-sheet market risk as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount recorded in the consolidated statement of financial condition. The Company seeks to control such market risk through the use of internal monitoring guidelines.

* * * * * *



Deloitte & Touche LLP
50 Fremont Street
San Francisco, CA 94105-2230
USA

Tel: +1 415 783 4000
Fax: +1 415 783 4329
www.deloitte.com

February 26, 2007

WR Hambrecht + Co., LLC
539 Bryant Street
San Francisco, CA 94107-1237

In planning and performing our audit of the consolidated financial statements of WR Hambrecht + Co., LLC (the "Company") as of and for the year ended December 31, 2006 (on which we issued our report dated February 26, 2007), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's ("internal control") over financial reporting internal control as a basis for designing our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13, or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we identified the following deficiency in internal control that we consider to be a material inadequacy, as defined above. The Company inaccurately classified $1,360,261 of receivables for advisory fees as allowable assets in its December 31, 2006 computation of net capital. This condition was considered in determining the nature, timing, and extent of the procedures performed in our audit of the Company's consolidated financial statements for the year ended December 31, 2006, and this report does not affect our report on the Company's consolidated financial statements dated February 26, 2007.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte + Touche LLP

END